JEFFREY BURNS, MBA, LLM
265 RIMROCK ROAD #202
TORONTO, ONTARIO
M3J 3C6
Phone (416) 633-5616 Fax (416) 633-3875

September 29, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Star Link Software, Inc.

Gentlemen:

Please be advised that I have reached the following conclusions regarding the above offering.

1.
Star Link Software, Inc. (the “Company”) is a duly and legally organized and existing Florida corporation with its principal place of business located in Boca Raton, Florida. The Articles of Incorporation were submitted to the Florida Department of State’s office and filed on April 27, 2007.  The Company’s existence and form is valid and legal pursuant to Florida law.

2.
The Company is a fully and duly incorporated Florida corporate entity.  The Company has one class of Common Stock at this time.  Neither the Articles of Incorporation, Bylaws, and amendments thereto, nor subsequent resolutions change the non-assessable characteristics of the Company’s common shares of stock.   The Common Stock previously issued by the Company is in legal form and in compliance with the laws of the state of Florida, its Constitution and reported judicial decisions interpreting those laws and when such stock was  issued it was duly authorized, fully paid for and non-assessable.  The Common Stock to be sold under this Form S-1 Registration Statement is likewise legal under the laws of the State of Florida, its Constitution and reported judicial decisions interpreting those laws and when such stock is issued it will be duly authorized, fully paid for and non-assessable.

3.
To my knowledge, the Company is not a party to any legal proceedings nor are there any judgments against the Company, nor are there any actions or suits filed or threatened against it or its officers and directors, in their capacities as such, other than as set forth in the registration statement.  I know of no disputes involving the Company and the Company has no claim, actions or inquiries from any federal, state or other government agency, other than as set forth in the registration statement.  I know of no claims against the Company or any reputed claims against it at this time, other than as set forth in the registration statement.

4.	The Company’s outstanding shares are all common shares. There are no liquidation preference rights held by any of the Shareholders upon voluntary or involuntary liquidation of the Company.

5.
The Directors and officers of the Company are indemnified against all costs, expenses, judgment and liabilities including attorney’s fees, reasonably incurred by or imposed upon them or any of them in connection with or resulting from   any action, suit or proceedings, civil or general, in which the officer or director is or may be made a party by reason of his being or having been such a director or officer.  This indemnification is not exclusive of other rights to which such directors or officer may be entitled as a matter of law.

6.
All tax benefits to be derived from the Company’s operations shall inure to the benefit of the Company.  Shareholders will receive no tax benefits from their stock ownership, however, this must be reviewed in light of the Tax Reform Act of 1986.

7.	By directors’ resolution, the Company has authorized the registration of 11,900,000 shares of common stock.

The Company’s Articles of Incorporation presently provide the authority to the Company to issued 100,000,000 shares of common stock, with no par value per share. Therefore, the Board of Directors’ Resolution which authorized the registration for sale of up to 11,900,000 shares of common stock is within the authority of the Company’s directors and the shares, when issued, will be validly issued, fully paid and non-assessable.

I consent to filing this opinion as an exhibit to the Company’s Form S-1 Registration Statement.

Very truly yours,

/s/  Jeffrey H. Burns
      Jeffrey H. Burns